                                                                      Exhibit 12

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
  EXHIBIT 12 -- STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (In thousands)

                                                                          YEAR ENDED JUNE 30,
                                                 ------------------------------------------------------------------
                                                   2002           2001          2000          1999           1998
                                                 --------       --------      --------      --------       --------
Consolidated pretax income (loss)
     from  operations                            $(29,355)      $    887      $  2,588      $(79,458)      $(25,319)
Interest expense                                   12,121         13,839        14,314        13,889          3,818
Interest portion of rent expense                      921            737           593           626            498
                                                 --------       --------      --------      --------       --------

         EARNINGS (LOSS)                         $(16,313)      $ 15,463      $ 17,495      $(64,943)      $(21,003)
                                                 ========       ========      ========      ========       ========

Interest expense                                 $ 12,121       $ 13,839      $ 14,314      $ 13,889       $  3,818
Interest capitalized                                  900            619           458           645          1,118
Interest portion of rent expense                      921            737           593           626            498
Preferred shares accretion                          2,736          2,555         1,796          --             --
Additional preferred share accretion from
     cumulative effect of accounting change
     for beneficial conversion option                --            5,329          --            --             --
                                                 --------       --------      --------      --------       --------

         FIXED CHARGES                           $ 16,678       $ 23,079      $ 17,161      $ 15,160       $  5,434
                                                 ========       ========      ========      ========       ========

RATIO OF EARNINGS TO FIXED CHARGES                   --              0.7           1.0          --             --
                                                 ========       ========      ========      ========       ========

The Company adopted Emerging Issues Task Force ("EITF") Issue 00-27, "Application of EITF 98-5, 'Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,' to Certain Convertible Instruments" in the quarter ended December 31, 2000. EITF Issue 00-27 requires that a convertible instrument's beneficial conversion feature be measured using an effective conversion price. As a result, the value assigned to the redeemable preferred stock was adjusted by $5,329 for the discount related to the beneficial conversion option. This additional discount was immediately accreted to paid-in capital in a manner similar to a cumulative effect of an accounting change since the redeemable preferred stock was convertible at the time of issuance.

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance cost, whether expensed or capitalized, and that portion of rental expense that is representative of interest. Earnings were inadequate to cover fixed charge requirements by $32,991 in fiscal 2002, $7,616 in fiscal 2001, $80,103 in fiscal 1999 and $26,437 in fiscal 1998.